Native American Energy Group, Inc.
61-43 186th Street, Suite 507
  Fresh Meadows, New York 11365

April 22, 2014

Mr. Karl Hiller – Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Native American Energy Group, Inc. Form10-K for the Fiscal Year Ended December 31, 2012 Filed May 20, 2013 File No. 000-54088

Dear Mr. Hiller:

We are in receipt of your letter dated April 8, 2014 concerning an unresolved Staff comment previously issued on December 24, 2013 on the above captioned filing. We regret failing to appropriately respond within the prescribed, 10-day timeframe; nor did we amend our filing as required in response to the Staff’s comment. Please note, that we understand an error was inadvertently made on this Form 10-K and we have filed an amended Form 10-K in response to the Staff’s comment.

By letter dated December 24, 2013, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Native American Energy Group, Inc. (the “Company,” “our Company,” “we,” “us,” “our” or “NAEG”) with its comment on the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K” or the “Filing”). We are in receipt of your letter and set forth below the Company’s response to the Staff’s comment. For your convenience, the question is listed below, followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2012

Financial Statements, page F-1

1.
We note that your cumulative financial statements covering the period from inception on January 18, 2005 through December 31, 2012 are not identified in the audit opinion nor labeled as unaudited. We advised you in our letter dated April 22, 2011 that if the financial statements for the cumulative period have not been audited, you would need to label them as unaudited; and that if they were audited you would need to obtain and file a revised audit report from your auditor with clarifying language in the introductory and opinion paragraphs.  Please amend your filing to conform with this guidance.

RESPONSE: As our auditors have only audited our financial statements for the years ended 2007, 2008, 2009, 2010, 2011 and 2012, we have revised the cumulative data columns as “Unaudited” for the Consolidated Statement of Operations on page F-3 and the Consolidated Statement of Cash Flows on page F-8. In addition, we have revised the Consolidated Statement of Shareholders’ Equity on page F-4 by marking the years 2005 and 2006 as “Unaudited”.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Joseph G. D’Arrigo
Joseph G. D’Arrigo Chief Executive Officer